Exhibit 21.1 Subsidiaries of SEALSemi Corp.

The following is a list of companies that will form part of the SEAL group as of the date of the prospectus:

Group Company Name	Country of incorporation	Year of incorporation	Share Capital	% ownership	Nature of business
SEALSemi Corp.	British Virgin Islands	2022	USD 300,000	n/a	Investment and Holding Company
WISeKey Semiconductors SAS	France	2010	EUR 1,473,162	100.0%	Chip manufacturing, sales & distribution
WISeKey IoT Japan KK	Japan	2017	JPY 1,000,000	100.0%	Sales & distribution
WISeKey IoT Taiwan	Taiwan	2017	TWD 100,000	100.0%	Sales & distribution

The following diagram sets out the group structure as of the date of this prospectus: